

April 23, 2012

Via E-mail
Mykola Ogir
Chief Executive Officer
Kolasco Corp.
1005 – 63 Callowhill Drive
Toronto, ON M9R 3L6
Canada

     Re: **Kolasco Corp.**
           Registration Statement on Form S-1
           Filed March 29, 2012
           File No. 333-180459

Dear Ms. Ogir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company with nominal operations. As a result, the company is considered a shell company under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. In addition, the shares being registered for resale constitutes 100% of the company's shares not held by your sole officer and director, and were issued to your selling shareholders recently. As a result, the offering is an indirect primary offering.

   Revise your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not "may be deemed underwriters") and fix the sales price to the public for the duration of the offering. In addition, make conforming changes throughout the prospectus (e.g. Plan of Distribution).

2. Please update the financial information included in your filing in accordance with the requirements of Rule 8-08 of Regulation S-X.

3. We note that throughout your disclosure you refer to your sole officer and director both as "Mr." and "Ms." Mykola Ogir. Please revise for consistency throughout the registration statement.

Our Business, page 3

4. You state in the first paragraph, and elsewhere in your filing, that you have no revenues or operations, however you appear to have recognized $800 in revenues and $1,334 in operating expenses during the period from December 1, 2010 to November 30, 2011. Please revise throughout your filing or advise us.

Description of Business, page 14

5. At the bottom of page 14 you state that if you are presented with a job outside of your language expertise you will outsource it to other translation experts. Please revise your disclosure to discuss whether you have existing relationships, written agreements or otherwise established connections with other translation experts.

Translation, page 15

6. You state that your director, Mr. Ogir, will complete all human translation for the company initially. However, we note that you are currently offering translation in four languages and that Mr. Ogir has no formal training in language translation. Additionally, on page 5 you state that he will only be devoting 20 – 25% of his time to the company and only when convenient to him. Please reconcile, explaining the time Mr. Ogir plans to devote to the company. Alternatively, revise your risk factor section to provide these facts together under a single risk factor.

7. We note that you will use MT PROMT SYSTEM 9.0 software to assist with translations. Revise this section to discuss whether you currently hold a license to install and use this software or have otherwise purchased this software. If you have not yet purchased the software, provide context by outlining the future or expected costs involved.

2-Way Email Translation, page 16

8. Here, and in the paragraphs immediately prior and after, you discuss the purpose of "gisted" email translation for businesses and emails to and from "overseas correspondents" as well as providing on-site interpretation services for business negotiations, for example. However, we note that elsewhere in your disclosure you discuss your primary target customers as international students. Please explain expanding your discussion as appropriate.

Marketing Our Services, page 16

9. You state that you plan to "conclude" referral agreements with various tourist organization and travel agencies in the next year. Please revise your disclosure to explain the meaning of "conclude." For example, discuss whether you have entered negotiations, executed written agreements or some other level of securing these relationships. Please file any material contracts. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Thomas E. Stepp, Jr., Esq.
       Stepp Law Corporation